EXHIBIT 35.1

Servicer Compliance Certificate

CHASE EDUCATION LOAN TRUST 2007-A

The undersigned, a duly authorized officer of JPMorgan Chase Bank, National Association, as master servicer (in such capacity, the “Master Servicer”) under the Master Servicing Agreement, dated as of July 2, 2007 (as amended and supplemented, or otherwise modified and in effect from time to time, the “Master Servicing Agreement”), by and among Chase Education Loan Trust 2007-A, JPMorgan Chase Bank, National Association, as master servicer and as administrator and The Bank of New York, as indenture trustee, does hereby certify that:

1,	A review of the activities of the Master Servicer as they relate to the Master Servicing Agreement, and of the Master Servicer’s performance under the Master Servicing Agreement, for the period from July 2, 2007 through December 31,2007 has been made under my supervision.

2.	To the best of my knowledge, based on such review, the Master Servicer has fulfilled all of its obligations in all material respects under the Master Servicing Agreement throughout the period from July 2, 2007 through December 31, 2007, except that the quarterly investor reports contained certain errors in the information presented. Such errors consisted of calculations not made in accordance with the terms of the transaction agreements.

This report is delivered pursuant to Item 1123 of Regulation AB.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate on behalf of the Master Servicer this 28th day of March, 2008.

/s/ Kenneth E. Bilyeu, Jr.
Name:	Kenneth E. Bilyeu, Jr.
Title:	Sr. Vice President